September 2, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC   20549

Attention: Robert Telewicz, Staff Accountant

RE:      American Church Mortgage Company
         Form 10-KSB for the year ended December 31, 2004
         File No. 33-87570

Mr. Telewicz:

     Per our phone conversation on Tuesday August 30, 2005 we have prepared the following response to your request for additional information regarding the valuation of our bond portfolio. We have reviewed SFAS 115 regarding Accounting for Certain Investments in Debt and Equity Securities and have determined the following paragraph of SFAS 115 applies to our bond portfolio valuation.

SFAS 115 Paragraph 9:

     Although we plan to hold our portfolio until maturity, we do not account for our bond portfolio as "held-to-maturity" securities since paragraph nine of SFAS 115 states although it is our intention to hold the bonds until maturity, a debt security should not be classified as "held-to- maturity" if we anticipate that the bonds would be available to be sold in response to needs for liquidity. American Church Mortgage Company ("ACMC") provides first mortgage financing to churches and other not-for-profit religious organizations. ACMC may also invest in mortgage backed debt securities issued by not-for-profit religious organizations. These mortgage backed debt securities have maturities which range from less than one year to 25 years. We may sell our portfolio of bonds to: (i) fund additional mortgage loans or; (ii) provide a source of funding to re-pay our secured investor certificates. We do not anticipate having to sell bonds to provide for these events. However, we reserve the right to be able to do so. Therefore, we define our bond portfolio as "available-for-sale."

     We have historically viewed the prevailing treasury bond yields to be the best benchmark by which to value our bond portfolio, since there is no active secondary market for church bonds. As we have discussed, historically we have determined that if the rate of return on the existing bond portfolio maintains a combined yield that is 300 basis points (3.00%) over the prevailing 10 year treasury bond yield, that the fair value of the bond portfolio is above our cost of the portfolio. Despite this premium, we have historically carried the fair value of the portfolio at the lesser of cost or par.

     In light of your concerns and the absence of a secondary market for church bonds that would otherwise make pricing data reasonably available, we have determined to refine our portfolio pricing mechanism to ensure that each bond in the portfolio is evaluated quarterly. Our new mechanism, which incorporates the standard formula set out below, identifies for each maturity a spread over the corresponding treasury security having the same period to maturity.




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Securities and Exchange Commission
September 2, 2005
Page Two


     If the portfolio bond yield is above the corresponding treasury security yield plus the spread, the bond is a "premium yielding" bond, and its value will be carried at the lesser of cost or par. We have determined to use a sliding scale for the spread based on the length of maturity of the bond. The spread is ..75% for bonds maturing in less than one year up to a 3.25% spread for bonds maturing in twenty-five (25) years. If the bond yield is less than the treasury security yield plus the spread, it is a "discount yielding" bond and we have determined to value it at the lesser of the discount yielding value, par or our cost pursuant to the formula applied below.

         The formula we use to determine fair value is:

                               (Nominal rate)  = X
                              --------------  ---------
                              (Current rate )  1,000

     Nominal rate is the current coupon rate of the church bond which does not change. But the interest rate in the general economy will change constantly. In our calculation, the current rate is the prevailing treasury security yield with the same maturity as the church bond.

         Example 1:

          A $1,000 Greater Open Door Community Church Bond with a coupon yield of: 9.80% due 05/01/2017: The current rate on a treasury security maturing in May of 2017 is 4.21%. The Nominal rate is reduced by 300 basis points. (9.80 - 3.00) = 6.80%.

                          ( .068 )   = X
                          --------  ---------
                          ( .0421)   1,000             X = $1,615.20

     The bond we purchased at par or $1,000 with an adjusted nominal rate of 6.80% has a theoretical value of $1,615.20.

         Example 2:

          A $1,000 St. Agnes Missionary Baptist Church Bond with a coupon yield of: 5.35% due 05/15/10: The current rate on a treasury security maturing in May of 2010 is 3.96%. The Nominal rate is reduced by 300 basis points. (5.35 - 1.50) = 3.85%

                         ( .0385)  =      X
                         --------     ---------
                         ( .0396)      1,000        X = $972.22

     The bond we purchased at par or $1,000 with a adjusted nominal rate of 3.82% has a theoretical value of $972.22.



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Securities and Exchange Commission
September 2, 2005
Page Three

     As of December 31, 2004 the fair value of our bond portfolio was $10,323,126 by applying the formula shown above to each bond in the portfolio along with the appropriate spread. Our cost for our portfolio of bonds was $8,498,001 as of December 31, 2004. In light of the Commission's concerns, we have determined to state the fair value of our portfolio to be either a premium yielding bond portfolio or a discount yielding bond portfolio. However, since there is no active secondary market for these bonds, we have determined to value a premium yielding portfolio at the lesser of cost or par. For a discount yielding portfolio we have determined to value it at the lesser of the discount yielding value, par or our cost. We will footnote these valuations by stating there can be no assurance we will receive a premium (profit) for our bonds if sold prior to maturity nor do we expect to sell our bonds at a discount (loss) since we are prepared to hold the bonds until maturity.

     If the Commission has any questions or needs any additional information, please contact me at (952) 252-0909.

                                             Sincerely,


                                              /s/ Scott J. Marquis
                                              Scott J. Marquis
                                              Vice-President
                                              American Church Mortgage Company




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